Oncolytics Biotech® Reports Second Quarter 2024 Financial Results and Operational Highlights

Received productive feedback from Type C meeting with the FDA for the planned registration-enabling trial for pelareorep in HR+/HER2- metastatic breast cancer

On track to report overall survival results from randomized BRACELET-1 breast cancer study in H2 2024

Dosed first patient in new GOBLET study pancreatic cancer cohort; supported by funding from PanCAN

Entered into collaboration with GCAR for inclusion of pelareorep in adaptive registration-enabling pancreatic cancer trial

Cash position of $24.9 million provides runway through key milestones into 2025

Management hosting conference call and webcast today at 4:30 p.m. ET

SAN DIEGO, CA and CALGARY, AB, August 1, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced recent operational highlights and financial results for the second quarter ended June 30, 2024. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“In the second quarter, we continued to build regulatory and clinical momentum for our differentiated and potentially leading immunotherapeutic agent, pelareorep, which is poised to advance to registration-enabling studies for the treatment of breast and pancreatic cancers,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors and Interim CEO. “Notably, we are pleased to have aligned with the FDA on key elements for the path forward in HR+/HER2- metastatic breast cancer (mBC). Based on guidance from regulators and compelling data from two randomized breast cancer studies, we are confident in pelareorep’s potential to demonstrate a clinically meaningful benefit in a future registration-enabling study, and we remain on track to report overall survival results from the BRACELET-1 trial in the second half of 2024.”

Mr. Pisano continued, “In parallel, we initiated dosing in the mFOLFIRINOX cohort of the GOBLET study, an exciting opportunity to evaluate the combination of pelareorep with another first-line pancreatic cancer chemotherapy regimen that could result in a second registration program in this indication. The study builds on positive data demonstrating that the combination of pelareorep, atezolizumab, gemcitabine, and nab-paclitaxel in pancreatic cancer patients more than doubled tumor response rates compared to earlier trials of chemotherapy treatment alone. That combination received Fast Track Designation from the FDA and, through our collaboration with the Global Coalition for Adaptive Research (GCAR), will be evaluated in an adaptive registration-enabling trial. Taken together, we are encouraged by the robust clinical and translational data supporting pelareorep’s unique mechanism of action, and we look forward to providing updates on our progress.”

Second Quarter Highlights

Received productive feedback from the Type C meeting with the FDA, supportive of the planned potential registration-enabling study for pelareorep in HR+/HER2- mBC. The FDA supports progression-free survival as the primary endpoint of the study and overall survival as a secondary endpoint. The patient population is expected to include those who have failed hormonal therapy and have received no more than one line of antibody-drug conjugate (ADC) therapy (link to the PR). The control arm is expected to be paclitaxel monotherapy, and the test arm is expected to be pelareorep combined with paclitaxel. Notably, the combination of pelareorep and paclitaxel has already shown a meaningful patient benefit compared to paclitaxel in two previous randomized studies (BRACELET-1 and IND-213).

First patient dosed in the new GOBLET study pancreatic cancer cohort supported by PanCAN. The fifth cohort of the GOBLET study has been initiated and will evaluate pelareorep plus modified FOLFIRINOX (mFOLFIRINOX) with or without atezolizumab in newly diagnosed pancreatic ductal adenocarcinoma (PDAC) patients (link to the PR). The Pancreatic Cancer Action Network (PanCAN) awarded Oncolytics the Therapeutic Accelerator Award and US$5 million to evaluate this treatment regimen, which includes mFOLFIRINOX, a commonly used chemotherapy for PDAC patients. Having already reported compelling data for pelareorep in combination with another chemotherapy regimen (gemcitabine + nab-paclitaxel) and atezolizumab in pancreatic cancer in cohort 1 of the GOBLET study, similar data with this treatment regimen could result in another registrational opportunity for pelareorep in this challenging indication.

Announced preliminary collaboration with GCAR for adaptive registrational pancreatic cancer study. The preliminary collaboration has enabled planning activities to begin for the evaluation of pelareorep in the treatment of first-line metastatic PDAC as part of GCAR’s anticipated master protocol for metastatic pancreatic cancer (link to the PR). An anticipated outcome of the study is to produce registration-enabling data. The treatment regimen expected to be evaluated is pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab, which has already more than doubled the objective response rate compared to historical trials (link to the PR, link to the poster) and received Fast Track Designation from the FDA. This innovative adaptive Phase 2/3 design allows for multiple investigational therapies to be evaluated and could accelerate the registrational study timeline and provide substantial cost savings compared to traditional trial designs. This collaboration and the new cohort of the GOBLET study are part of the Company’s strategy to improve treatment options and outcomes for patients with pancreatic cancer.

Two presentations at the Annual Meeting of the American Society for Clinical Oncology (ASCO). A poster presented at ASCO included a trial-in-progress update for cohort 5 of the GOBLET study evaluating the combination of pelareorep and mFOLFIRINOX with and without atezolizumab in newly diagnosed PDAC patients. There will be a three-patient safety run-in for each treatment arm followed by enrollment of 15 total patients per arm if the safety criteria are met. One or both arms could expand enrollment by 17 patients per arm to stage 2 if certain efficacy criteria are met (link to the poster). The study cohort is being conducted in collaboration with AIO-Studien-gGmbH (AIO), a medical oncology working group within the German Cancer Society, as part of GOBLET, a Phase 1/2 multiple indication study evaluating pelareorep-based combinations in gastrointestinal cancers. An abstract presented at the meeting detailed pelareorep’s unique ability to induce the expansion of tumor-infiltrating lymphocytes (TILs) via intravenous administration across multiple cancers, including breast, pancreatic, and colorectal (link to the abstract). The abstract also discussed the correlation between TIL expansion and tumor response while noting pelareorep’s ability to expand TILs, highlighting its immunotherapeutic mechanism of action and potential as a backbone immunotherapy for multiple indications (link to the PR).

Announced Wayne Pisano, Chair of Oncolytics’ Board of Directors, will serve as Interim CEO during Dr. Matt Coffey’s medical leave of absence. Chair of the Oncolytics Board since 2013, Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive, including as a CEO on multiple occasions. In 2010, he was recognized as Pharma Executive of the Year by the World Vaccine Congress.

Financial Highlights

•As of June 30, 2024, the Company reported $24.9 million in cash and cash equivalents, with a projected cash runway through key milestones and into 2025.

•The net loss for the second quarter of 2024 was $7.3 million, compared to a net loss of $7.4 million for the second quarter of 2023. The basic and diluted loss per share was $0.10 in the second quarter of 2024, compared to a basic and diluted loss per share of $0.12 in the second quarter of 2023.

•Research and development expenses for the second quarter of 2024 were $4.6 million, compared to $3.7 million for the second quarter of 2023. The increase was primarily due to higher clinical trial expenses, including BRACELET-1 data analysis and the GCAR collaboration, and higher share-based compensation expense. The increase was partly offset by lower production run and process and analytical development activities.

•General and administrative expenses for the second quarter of 2024 were $3.4 million, consistent with $3.5 million for the second quarter of 2023.

•Net cash used in operating activities for the six months ended June 30, 2024 was $14.3 million, compared to $16.3 million for the six months ended June 30, 2023. The decrease reflects non-cash working capital changes, partly offset by higher net operating activities in 2024.

Recent and Anticipated Milestones

•H2 2024: Overall survival results from the randomized BRACELET-1 trial in HR+/HER2- mBC
•H2 2024: Guidance on the registration path for HR+/HER2- mBC
•H2 2024: Finalize master protocol for the adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line PDAC with GCAR
•H1 2025: GOBLET mFOLFIRINOX cohort safety run-in update

Webcast and Conference Call

Management will host a conference call for analysts and investors at 4:30 p.m. ET today, August 1, 2024. To access the call, please dial (800) 836-8184 (North America) or (646) 357-8785 (International), and if needed, provide Conference ID: 34386. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 34386#.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$ 24,850	$ 34,912
Other receivables	1,571	15
Prepaid expenses	3,364	3,246
Warrant derivative	848	—
Total current assets	30,633	38,173
Property and equipment	430	282
Right-of-use assets	1,006	365
Total assets	$ 32,069	$ 38,820
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 4,653	$ 3,572
Other liabilities	1,259	332
Lease liabilities	225	133
Warrant derivative	—	200
Total current liabilities	6,137	4,237
Contract liability	6,730	6,730
Lease liabilities	891	290
Total liabilities	13,758	11,257
Commitments and contingencies
Shareholders' equity
Share capital Authorized: unlimited Issued: June 30, 2024 – 76,857,199 December 31, 2023 – 74,423,960	434,547	430,906
Contributed surplus	43,195	42,116
Accumulated other comprehensive income	722	544
Accumulated deficit	(460,153)	(446,003)
Total shareholders' equity	18,311	27,563
Total liabilities and shareholders' equity	$ 32,069	$ 38,820

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Expenses
Research and development	$ 4,558	$ 3,701	$ 10,301	$ 7,240
General and administrative	3,362	3,459	6,345	6,654
Loss before the following	(7,920)	(7,160)	(16,646)	(13,894)
Change in fair value of warrant derivative	235	(107)	1,104	(76)
Foreign exchange gain (loss)	184	(394)	701	(393)
Interest income, net	340	267	786	532
Loss before income taxes	(7,161)	(7,394)	(14,055)	(13,831)
Income tax expense	(95)	(47)	(95)	(47)
Net loss	(7,256)	(7,441)	(14,150)	(13,878)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	52	(105)	178	(108)
Net comprehensive loss	$ (7,204)	$ (7,546)	$ (13,972)	$ (13,986)

Basic and diluted loss per common share	$ (0.10)	$ (0.12)	$ (0.19)	$ (0.22)
Weighted average number of shares (basic and diluted)	76,090,406	64,467,908	75,667,521	63,412,091

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2022	$ 404,040	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive loss	—	—	(108)	(13,878)	(13,986)
Issued pursuant to stock option plan	563	(220)	—	—	343
Issued pursuant to "At the Market" Agreement	9,128	—	—	—	9,128
Share issue costs	(307)	—	—	—	(307)
Share-based compensation expense	—	559	—	—	559
As at June 30, 2023	$ 413,424	$ 40,390	$ 554	$ (432,129)	$ 22,239

As at December 31, 2023	$ 430,906	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	178	(14,150)	(13,972)
Issued pursuant to incentive share award plan	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement	3,840	—	—	—	3,840
Share issue costs	(202)	—	—	—	(202)
Share-based compensation expense	—	1,082	—	—	1,082
As at June 30, 2024	$ 434,547	$ 43,195	$ 722	$ (460,153)	$ 18,311

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Six Months Ended June 30,
	2024	2023
Operating Activities
Net loss for the period	$ (14,150)	$ (13,878)
Depreciation - property and equipment	56	42
Depreciation - right-of-use-assets	165	151
Share-based compensation expense	1,082	559
Interest expense (income), net	57	(21)
Unrealized foreign exchange (gain) loss	(576)	213
Change in fair value of warrant derivative	(1,104)	76
Net change in non-cash working capital	182	(3,436)
Cash used in operating activities	(14,288)	(16,294)
Investing Activities
Acquisition of property and equipment	(201)	(5)
Maturities of marketable securities	—	13,464
Cash (used in) provided by investing activities	(201)	13,459
Financing Activities
Proceeds from exercise of stock options	—	343
Proceeds from "At the Market" equity distribution agreement, net	3,638	8,821
Payment of lease liabilities	(168)	(201)
Cash provided by financing activities	3,470	8,963
(Decrease) increase in cash and cash equivalents	(11,019)	6,128
Cash and cash equivalents, beginning of period	34,912	11,666
Impact of foreign exchange on cash and cash equivalents	957	(274)
Cash and cash equivalents, end of period	$ 24,850	$ 17,520

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that pelareorep is poised to advance to registration-enabling studies for the treatment of breast and pancreatic cancers; our strategy; our belief in pelareorep’s potential to demonstrate a clinically meaningful benefit in a future registration-enabling study; our belief that we remain on track to report overall survival results from the BRACELET-1 trial in the second half of 2024; the anticipated design and outcomes of our planned studies involving pelareorep; our anticipated 2024 and 2025 milestones, including the release of updated guidance on the registration path for HR+/HER2- mBC; finalization of the master protocol for the adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line PDAC with GCAR; the release of overall survival results from the randomized BRACELET-1 trial in HR+/HER2- mBC; and an update on the GOBLET cohort 5 safety run-in; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com